ARMITAGE MINING CORP.
#520 - 470 Granville Street
Vancouver, BC, Canada  V6C 1V5
(604) 687-7178
--------------------------------------------------------------------------------

                                  July 8, 2005

Ms. Janice McGuirk
U.S. Securities and Exchange Commission
Mail Stop 3561
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Amendment No. 1 to Form 10-SB
    Filed May 23, 2005
    File No. 0-51246


Dear Ms. McGuirk,

In response to your letter of July 6, 2005 we have amended our Form 10-SB and provide this cover letter to assist you in your further review. We have also forwarded marked copies to you via mail as requested.

GENERAL

1.   The red-line version of this amendment will be filed on EDGAR.

EMPLOYEES AND EMPLOYMENT AGREEMENTS

2.   We have outlined the prior experience of the other directors.

PLAN OF OPERATION

3. We have included a discussion of the "in consultation with his mining colleagues" statement.

     We have removed from the final Risk Factor the reference to "salaries per our business plan". Upon further review we have determined this statement is not relevant to our 12 month Plan of Operation. Management salaries will only be provided when the company requires full time services from the officers and directors and that is not expected to happen until much later. Our 12 month business plan is outlined in the Plan of Operation section.

Sincerely,


/s/ Laurence Stephenson
---------------------------------
Laurence Stephenson
President & Director